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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-15 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


For the month of  March 7, 1997

                    Micro Focus Group Public Limited Company
                 (Translation of Registrant's Name Into English)

               The Lawn, Old Bath Road, Newbury, England RG14 1QN
                    (Address of Principal Executive Offices)


        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


        Form 20-F   X                                Form 40-F
                   ---                                         ---

        (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

        Yes   X                                      No
             ---                                        ---
        (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-795.)






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AVS number:         637337


COMPANY ANNOUNCEMENTS OFFICE


DEALING BY A SUBSTANTIAL SHAREHOLDER


Name of Company:  Micro Focus Group plc
Name of  Shareholder:  Paul O'Grady
Number of shares sold: 50,000 (0.33%)
Class of security:  10p Ordinary
Date Company was informed:  7th March 1997
Total holding following this notification:  774,588
Total % holding following this notification:  5.11%




Any queries please contact:  K Watt
Telephone no:  01635 565489
Date:  7th March 1997







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                                   SIGNATURES


        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       Micro Focus Group Public Limited Company
                                       ----------------------------------------
                                                     (Registrant)


Date: March 10, 1997                   By: /s/ Loren E. Hillberg
                                             -------------------
                                               Loren E. Hillberg, Secretary